NO ACT

PE
1-6-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CE


09035323

Received SEC
FEB 2 3 2009
Washington, DC 20549

February 23, 2009

William H. Aaronson
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-23-09

Re: Comcast Corporation
Incoming letter dated January 6, 2009

Dear Mr. Aaronson:

This is in response to your letter dated January 6, 2009 concerning the shareholder proposal submitted to Comcast by the International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Lindell K. Lee
Trustee
International Brotherhood of Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

February 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 6, 2009

The proposal relates to cumulative voting.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(f). You represent that not all classes of Comcast's common stock have the right to vote on the proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal." We note that the proponent appears not to have responded to Comcast's request for documentary support indicating that the proponent held the minimum amount of securities entitled to be voted on the proposal for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

WILLIAM H. AARONSON
212 450 4397
WILLIAM.AARONSON@DPW.COM

January 6, 2009

Re: ***Shareholder Proposal Submitted by IBEW Pension Benefit Fund***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2009 Annual Meeting of Shareholders (collectively, the "**2009 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from the International Brotherhood of Electrical Workers Pension Benefit Fund (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2009 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing it of the Company's intention to exclude the Proposal from the 2009 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about March 30, 2009. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2009 Proxy Materials pursuant to the provisions of Rule 14a-8(b) because the Proponent has failed to establish that it had continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date it submitted the Proposal.

Rule and Analysis

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. Under Rule 14a-8(b)(2), if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing his beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that it meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the Company (i) a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year and (ii) the proponent's own written statement that it intends to continue to hold such securities through the date of the meeting. If the proponent fails to provide such proof of ownership at the time the proponent submits the proposal, the company must notify the proponent in writing of such deficiency within 14 calendar days of receiving the proposal. A proponent's response to such notice of deficiency must be postmarked or transmitted electronically to the Company no later than 14 days from the date the proponent receives the notice of deficiency.

The Company received the Proposal on November 25, 2008. In the letter accompanying the Proposal, the Proponent represented that it was the beneficial owner of at least $2,000 worth of the Company's common stock, had held the shares for at least one year and intended to hold the shares through the date of the Company's 2009 annual meeting. The Proponent also enclosed written proof of such holdings from the record holder, which is attached hereto as Exhibit B. However, the written proof from the record holder did not indicate that the shares of common stock it held were voting securities, a necessary distinction given that not all classes of the Company's common stock have the right to vote on the Proposal.

In compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency (the "**Notice of Deficiency**") by email and Federal Express to the Proponent on December 8, 2008, attached hereto as Exhibit C, requesting that it provide the necessary proof required by Rule 14a-8(b)(2) within 14 calendar days of its receipt of the Company's request. We note that the Company attempted several times to send the Notice of Deficiency by facsimile to the fax number provided by the Proponent; however, the Company was unable to successfully transmit the facsimile. The Proponent's office confirmed receipt of the email and Comcast received confirmation of the FedEx delivery.

As of the date of this letter, the Company has not received any additional communications from the Proponent. As the Staff has consistently found that proposals received without the proof of ownership required by Rule 14a-8(b) may be excluded from a company's proxy statement, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2009 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William H. Aaronson

William H. Aaronson

Enclosures

cc: Lindell K. Lee
International Brotherhood of Electrical Workers' Pension Benefit Fund

Arthur R. Block
Comcast Corporation

Office of Chief Counsel

January 6, 2009

EXHIBIT A



TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND
900 Seventh Street, NW • Washington, DC 20001 • (202) 833-7000

Edwin D. Hill
Trustee

Lindell K. Lee
Trustee

November 25, 2008

VIA FACSIMILE (215-981-7794) AND CERTIFIED MAIL

Mr. Arthur R. Block
Senior Vice President, General Counsel and Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102

Dear Mr. Block:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in the Comcast Corporation ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2009.

The proposal relates to **"Cumulative Voting"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Comcast Corporation common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2009 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Lindell K. Lee

Lindell K. Lee
Trustee

LKL:daw
Enclosure

Form 872

RESOLVED: That the stockholders of Comcast Corporation assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

SUPPORTING STATEMENT

Cumulative voting means that each shareholder may cast as many votes as equal the number of shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between one or more candidates, as each shareholder sees fit.

We believe that cumulative voting increases the possibility of electing at least one director with a viewpoint independent of management. In our opinion, this will help achieve the objective of the board representing all shareholders.

We urge our fellow shareholders to vote yes for cumulative voting and the opportunity to enhance our Board with a more independent perspective.

EXHIBIT B



BNY MELLON
ASSET SERVICING

November 25, 2008

Via Facsimile (215-981-7794) & Certified Mail

Mr. Arthur R. Block
Senior Vice President, General Counsel and Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102

Re: Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF)

Dear Mr. Block:

As custodian of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF), we are writing to report that as of the close of business November 25, 2008 the Fund held 71,618 shares of Comcast Corporation stock in our account at The Bank of New York Mellon and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 25, 2007.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 617-382-4636.

Sincerely,

Kristopher Verity
Officer
The Bank of New York Mellon

EXHIBIT C



Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

December 8, 2008

Re: **Notice of deficiency regarding shareholder proposal for inclusion in Comcast's 2009 Proxy Statement**

VIA FAX (202-728-6099) AND OVERNIGHT MAIL

Lindell K. Lee
Trustee
Trust for the International Brotherhood of Electrical Workers'
Pension Benefit Fund
900 Seventh Street, N.W.
Washington, D.C. 20001

Dear Lindell Lee:

I refer to your letter dated November 25, 2008, submitted on behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Fund"), proposing that the Board of Directors of Comcast take the necessary steps to provide for cumulative voting in the election of directors.

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting.

The Fund has not satisfied the proof of ownership requirements of Rule 14a-8. Your letter states only that the Fund has held for the required period "Comcast Corporation common stock" and the proof of ownership submitted after receipt of your letter references only "Comcast Corporation stock." This does not satisfy Rule 14a-8 because the written statement from the record holder does not indicate that the Fund holds the requisite amount of Comcast Class A Common Stock, Comcast's only class of publicly-traded voting stock. Comcast has another class of publicly traded stock, Comcast Class A Special Common Stock, but this class does not possess any voting rights and accordingly may not be used to satisfy the eligibility requirements under Rule 14a-8. To satisfy the requirements under Rule 14a-8, the Fund must prove its beneficial ownership of the requisite amount of voting securities.

Pursuant to Rule 14a-8, if we do not receive the necessary proof of ownership from the record holder of the Fund's shares within 14 calendar days of your receipt hereof, we will not be able to consider the Fund's proposal for inclusion in Comcast's 2009 proxy statement and we will submit a no action request letter to the Securities and Exchange Commission indicating that we do not intend to include the Fund's proposal in our proxy.

A copy of Rule 14a-8 is enclosed for your reference. We thank you for your interest in Comcast. Should you wish to discuss this further, please do not hesitate to contact me at (215) 286-7564.

Very truly yours,



Arthur R. Block
Senior Vice President, General
Counsel and Secretary

cc: William Aaronson
Hilary Dengel
Davis Polk & Wardwell